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                          Filed by Standard Pacific Corp.
                          Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Standard Pacific Corp.
                          Commission File No.:  001-10959


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                            Standard Pacific Corp.
                         1565 West MacArthur Boulevard
                             Costa Mesa, CA 92626
      Contact: Andrew H. Parnes, Vice President -- Finance (714) 668-4304

FOR IMMEDIATE RELEASE ON MONDAY, JANUARY 31, 2000


STANDARD PACIFIC CORP. AND THE WRITER CORPORATION JOINTLY
ANNOUNCE STANDARD PACIFIC'S PROPOSED ACQUISITION OF THE
DENVER-BASED HOMEBUILDER

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     COSTA MESA, CALIFORNIA, Monday, January 31, 2000...........................
Stephen J. Scarborough, President and Chief Executive Officer of Standard
Pacific Corp. (NYSE SPF), and George S. Writer, Jr., Chairman and Chief
Executive Officer of The Writer Corporation (OTC Bulletin Board WRTC), today announced that the companies have entered into a letter of intent for Standard Pacific to acquire Writer for a proposed consideration of $3.42 per share of Writer common stock, or a total of approximately $27.4 million plus the assumption of approximately $27 million of indebtedness. The acquisition consideration will be payable in a combination of cash and Standard Pacific common stock, with Writer's public shareholders being entitled to elect to receive up to the entire purchase price in cash. Writer is a longtime homebuilder in the Denver metropolitan area, and more recently has expanded its operations into the emerging Ft. Collins/Northern Colorado market. For the year ended December 31, 1999, Writer had revenues of $82 million and delivered 383 homes.

     Mr. Scarborough stated that, "The proposed acquisition is a natural step in Standard Pacific's growth and diversification strategy and offers the company the opportunity to expand in a meaningful way into a new market that has long-term growth and demographic characteristics which will complement our current base of operations in the major metropolitan markets of California, Texas and Arizona." Mr. Scarborough added that "Standard Pacific is particularly pleased to be entering this dynamic market through the acquisition of a successful builder led by an experienced and talented local management team headed by Geoie Writer, a longtime Denver homebuilding veteran. Following the acquisition, Writer's operations will continue to operate under the Writer name as a wholly owned subsidiary of Standard Pacific."

     Mr. Writer commented that "Standard Pacific's corporate culture, product philosophy and dedication to customer satisfaction closely parallel long-held values at Writer, and the proposed combination offers a unique opportunity to leverage the financial strength and management expertise of Standard Pacific to support Writer's local management team in growing its operations." Mr. Writer added that "Our board of directors has been considering for an extended time the various strategic alternatives available to enhance the value of Writer's stock, and we
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have concluded that this proposed transaction presents an excellent opportunity to accomplish our goals. The structure of the transaction gives our shareholders who wish to receive cash an amount that we believe to be very attractive, while affording our shareholders who wish to continue to participate in the homebuilding industry, or who wish to defer taxes on a portion of their holdings, the opportunity to do so by electing to receive Standard Pacific shares."

     Under the terms of the proposed acquisition, Writer's public stockholders will have the right to receive cash in the amount of $3.42 per share or a combination of cash and Standard Pacific common stock valued at $3.42 per share (subject to adjustment in the value of the stock component based on fluctuations outside of a prescribed range in the market value of Standard Pacific's common
stock at the time of closing).   Not more than 60% and not less than 50% of the
aggregate consideration will be paid in Standard Pacific common stock.

     Consummation of the transaction under the non-binding letter of intent is subject to customary conditions, including execution of a definitive acquisition agreement, satisfactory completion of Standard Pacific's due diligence examination and approval of Writer stockholders.

     Writer is nationally recognized for developing master-planned residential communities that integrate single-family detached homes, townhomes and cluster homes with extensive neighborhood facilities. Since 1965 Writer has built over 10,000 homes in 35 communities.

     Standard Pacific, which has built more than 39,000 homes since 1966, operates primarily as a geographically diversified builder of single family homes with operations throughout the major metropolitan markets in California, Texas and Arizona.

     This news release shall not constitute an offer of any securities for sale. After execution of the definitive acquisition agreement, Standard Pacific and Writer will prepare a proxy statement/prospectus. Copies of this document will be provided to stockholders of Writer. In addition, this document will be filed with the Securities Exchange Commission and copies will be available free of charge from the Commission's website (www.sec.gov) and from Standard Pacific. This proxy statement/prospectus will contain important information, and investors are urged to read this document once it becomes available.

     This news release contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such statements are based on information available as of the date hereof, and are made only as of the date hereof. To the extent that such statements relate to the proposed acquisition referred to in this release, there is a risk, among others, that the transaction might not be completed.